New York - AG	April 14, 2020
Toronto – FR
Frankfurt – FMV

First Majestic Produces 6.2 Million Silver Equivalent Ounces in First Quarter
Vancouver, BC, Canada - First Majestic Silver Corp. ("First Majestic" or the "Company") (TSX: FR | NYSE: AG) announces total production in the first quarter of 2020 reached 6.2 million silver equivalent ounces consisting of 3.2 million ounces of silver and 32,202 ounces of gold. As previously announced on April 6, 2020, the Company has withdrawn its 2020 production and costs guidance as a result of Mexico’s Ministry of Health’s Federal Decree to temporarily suspend all mining operations until April 30, 2020.
FIRST QUARTER HIGHLIGHTS

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Total production reached 6.2 million equivalent ounces of silver, consisting of 3.2 million ounces of silver and 32,202 ounces of gold, inline with the previous quarter and 9% above guidance prior to suspension

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Continued strong silver and gold recoveries at Santa Elena of 94% and 96%, respectively, following two consecutive quarters of sustained high recoveries following the installation of the 3,000 tpd high-intensity grinding (“HIG”) mill

•	Achieved consolidated average silver recoveries of 89%, the highest in the Company’s 17-year history

•	At the Ermitaño project near Santa Elena, development activities are now approximately 600 metres away from reaching the first access point of the high-grade Ermitaño Splay ore body

•	Broke ground for the construction of the future liquid natural gas (“LNG”) power generation facility at Santa Elena

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During the quarter, the Company quickly responded to the threat of COVID-19 by implementing several preventative control measures including social distancing, the cancellation of any non-essential visits to the mines, comprehensive sanitation measures for the workplace and company transportation, and pre-screening for virus symptoms

•	To date, First Majestic has not experienced any incidents related to COVID-19 at its sites or corporate offices

“Strong production from our three operating mines reached 6.2 million silver equivalent ounces in the first quarter, or 9% above our previously suspended guidance,” said Keith Neumeyer, President and CEO. “Our San Dimas, Santa Elena and La Encantada mines were all operating above guidance prior to Mexico’s Federal Decree to suspend all mining activities in response to the COVID-19 pandemic. While we support the actions being taken, we continue to engage in discussions with Federal and State authorities to raise awareness on the importance of silver mining as an essential business.”

PRODUCTION TABLE

	Q1 2020	Q1 2019	Y/Y Change	Q4 2019	Q/Q Change
Ore processed / tonnes milled	599,142	812,654	(26%)	626,482	(4%)
Total production - ounces of silver equivalent	6,195,057	6,273,677	(1%)	6,233,412	(1%)
Total silver ounces produced	3,151,980	3,331,388	(5%)	3,348,424	(6%)
Gold ounces produced	32,202	32,037	1%	33,176	(3%)
Pounds of lead produced	—	2,661,088	(100%)	914,370	(100%)
Pounds of zinc produced	—	1,265,438	(100%)	—	0%

QUARTERLY REVIEW
Total ore processed during the quarter at the Company's three silver mines amounted to 599,142 tonnes, representing a 4% decrease compared to the previous quarter. The slight decrease in tonnes processed compared to the prior quarter was primarily due to lower volumes at Santa Elena following a seven day planned mill maintenance program as well as the suspension of milling activities at Del Toro, partially offset by higher volumes at San Dimas.
Consolidated silver grades remained on budget averaging 185 g/t compared to 189 g/t in the previous quarter. In addition, consolidated gold grades in the quarter averaged 1.74 g/t compared to 1.71 g/t in the prior quarter.
Consolidated silver and gold recoveries averaged 89% and 96% in the first quarter, consistent with the previous quarter. The Company continues to expect recoveries to remain strong aided by the installation of a new 3,000 tpd HIG mill at San Dimas and the ongoing HIG mill optimization program at Santa Elena aimed at further reducing the feed grind size into the plant. In addition, the Company began testing low-grade tailings through its new microbubble flotation research and development facility at La Parrilla. Preliminary test results have indicated the potential to significantly increase metallurgical recoveries and produce a high-grade concentrate with material previously deemed as uneconomic.
In response to COVID-19, the Company quickly implemented several control measures to assist in preventing the spread of a potential virus outbreak. Some of these measures include social distancing, the cancellation of any non-essential visits to the mines, comprehensive sanitation measures for the workplace and company transportation, and pre-screening for virus symptoms. Additionally, access restrictions to limit travel in and out of the local communities have been implemented. To date, First Majestic has not experienced any incidents related to COVID-19 at its sites or corporate offices. The Company continues to actively engage with local communities and other stakeholders to reduce the risk of COVID-19 from entering our host communities. Programs are being implemented to increase awareness about the virus, promote good hygiene and responsible social interactions to prevent and/or contain the spread of the virus within our areas of influence.

MINE BY MINE PRODUCTION TABLE

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery %	Au Recovery	Ag Oz Produced	Au Oz Produced	Equivalent Ag Ounces
San Dimas	200,109	2,199	280	3.44	93%	96%	1,677,376	21,308	3,672,169
Santa Elena	177,834	1,954	102	1.97	94%	96%	550,133	10,842	1,593,400
La Encantada	221,200	2,431	165	0.01	79%	90%	924,472	52	929,487
Total	599,142	6,584	185	1.74	89%	96%	3,151,980	32,202	6,195,057
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $16.90 per ounce, Gold: $1,583 per ounce.

At the San Dimas Silver/Gold Mine:

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During the quarter, San Dimas produced 1,677,376 ounces of silver and 21,308 ounces of gold for a total production of 3,672,169 silver equivalent ounces, representing a 4% increase compared to the prior quarter primarily due to a 10% increase in tonnes milled offset by slightly lower silver and gold grades.

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The mill processed a total of 200,109 tonnes with average silver and gold grades of 280 g/t and 3.44 g/t, respectively. During the quarter, the Company focused on developing the upper Jessica area to prepare future production blocks. As a result, a portion of production was alternatively sourced from several areas outside of the high-grade Jessica and Victoria veins. This development in ore generated higher dilution but produced more tonnes with lower grades.

•	Silver and gold recoveries were consistent during the quarter averaging 93% and 96%, respectively.

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Rehabilitation efforts of the railcar haulage track continued inside the Tayoltita mine to prepare for the restart of production. The Company expects to complete the track and begin limited production from development and pillar recovery in the third quarter before ramping up to 300 tpd by the end of 2020. The Tayoltita mine was the original mining area at San Dimas and known to contain higher silver grades.

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Several major pieces of equipment for the mill modernization program at San Dimas were ordered and began to be fabricated during the quarter. These items include the autogenous mill, a filter press for tailings handling and a thickener to process ultra-fine particles. The Company continues to expect the new 3,000 tpd HIG mill to be delivered to site in the second quarter of 2020, pending any potential logistical challenges created by the COVID-19 pandemic.

At the Santa Elena Silver/Gold Mine:

•	During the quarter, Santa Elena produced 550,133 ounces of silver and 10,842 ounces of gold for a total production of 1,593,400 silver equivalent ounces, consistent compared to the prior quarter.

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The mill processed a total of 177,834 tonnes, consisting of 125,529 tonnes (approximately 71% of production) of underground ore and 52,305 tonnes (approximately 29% of production) from the above ground heap leach pad. Compared to the prior quarter, tonnes milled decreased 10% primarily due a planned mill maintenance program which required seven days in February to complete. In addition, a temporary reduction in haulage activities in January and February slightly impacted the transportation of underground ore.

•	Silver and gold grades from underground ore averaged 130 g/t and 2.48 g/t, respectively. Silver and gold grades from the above ground heap leach pad averaged 36 g/t and 0.73 g/t, respectively.

•	Silver and gold recoveries averaged 94% and 96%, respectively, during the quarter.

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Initial ground clearing was completed during the quarter to prepare the future LNG power generation facility. Concrete foundations are expected to be poured once the temporary work suspension is lifted at the end of April. The conversion from diesel to LNG power generation is expected to significantly reduce the production of carbon emissions while decreasing energy costs by approximately 40%.

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During the quarter, the Company completed 448 metres of development at the Ermitaño project consisting of 386 metres along the main ramp and 62 metres for mucking and loading stations. The first access point which intersects the main high-grade ore body (Ermitaño Splay) is approximately 600 metres away from current development and is expected to be reached by the end of the third quarter. Earthwork activities for temporary energy generation, air compression and water supplies were also completed during the quarter. Looking ahead, the Company is expected to complete a trade-off study for the materials handling systems in the second quarter.

At the La Encantada Silver Mine:

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During the quarter, La Encantada produced 924,472 ounces of silver, representing a 6% decrease from the previous quarter yet remained 15% above previous guidance. The decrease in silver production was primarily due to a slight decrease in silver grades compared to the prior quarter.

•	Silver recoveries averaged 79%, consistent with the prior quarter.

•	Silver grades averaged 165 g/t during the quarter, representing a 6% decrease compared to the prior quarter and 8% above the previous 2020 guidance.

•	During the quarter, ramp development continued to access the Milagros breccia to prepare the mine for initial sub-level caving production in the fourth quarter of 2020.

Q1 EARNINGS ANNOUNCEMENT
The Company is planning to release its first quarter 2020 unaudited financial results on Thursday, May 14, 2020.

ABOUT THE COMPANY
First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs of production; costs and timing of the development of new deposits; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.
Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

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